11022145

SEC Mail Processing Section
AUG 31 2011
Washington, DC
105

UNITED STATES
AND EXCHANGE COMMISSION
shington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/10 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Financial Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30240 Rancho Viejo Road, Suite A
(No. and Street)

San Juan Capistrano	CA	92675
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Mann — 949-493-3114
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road	Los Angeles	CA	90027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES MANN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC FINANCIAL ASSOCIATES, INC, as of JUNE 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

RAYMOND J. HEWITT
Commission # 1793160
Notary Public - California
Orange County
My Comm. Expires Mar 8, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Financial Associates, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2011

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Independent Auditor's Report

Board of Directors
Pacific Financial Associates, Inc.
San Juan Capistrano, California

I have audited the accompanying statement of financial condition of Pacific Financial Associates, Inc. ("the Company"), as of June 30, 2011 and the related statements of income, changes in stockholder's equity and changes in financial condition for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Pacific Financial Associates, Inc. as of June 30, 2011, and the results of its operations and changes in financial condition for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 3, 2011

Pacific Financial Associates, Inc.
Statement of Financial Condition
June 30, 2011

Assets

Cash and cash equivalents		$ 59,353
Commissions receivable		39,437
Deferred income taxes		426
Prepaid expenses		3,063
Property and equipment		
Equipment	$ 79,370	
Furniture and fixtures	18,399	
Leasehold improvements	40,000	
Accumulated depreciation	(124,677)	
Property and equipment - net		13,092
Total assets		$ 115,371

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 2,102
Commissions payable	35,494
	37,596
Liabilities subordinated to claims of general creditors	30,000
Total liabilities	67,596
Stockholder's equity	
Common stock ($0 par value, 100,000 shares authorized, 51,000 shares issued and outstanding)	2,000
Paid-in capital	0
Retained earnings	45,775
Total stockholder's equity	47,775
Total liabilities and stockholder's equity	$ 115,371

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Statement of Income (Loss)
For the year ended June 30, 2011

Revenues	
Commissions income	$747,683
Expense reimbursement	3,974
Interest	578
Total revenues	752,235
Expenses	
Commissions expense	461,795
Depreciation	2,871
Insurance	12,731
Interest expense	3,107
Office expense	4,546
Pension	4,705
Postage	1,391
Professional services	5,000
Regulatory fees	15,370
Rent	84,000
Repairs and maintenance	6,000
Salaries, wages and related expenses	152,370
Telephone	1,562
Travel and entertainment	2,729
Utilities	2,051
All other expenses and adjustments	(787)
Total expenses	759,441
Net income (loss) before income tax provisions	(7,206)
Income tax provision	374
Net income (loss)	$ (7,580)

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Statement of Changes in Stockholder's Equity
For the year ended June 30, 2011

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2010	51,000	$2,000	$ 0	$ 53,355	$55,355
Net Income (loss)				(7,580)	(7,580)
Balance, June 30, 2011	51,000	$2,000	$ 0	$ 45,775	$47,775

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Statement of Changes in Financial Condition
For the year ended June 30, 2011

Cash flows from operating activities:		
Net income		$ (7,580)
Add back depreciation		2,871
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Clearing broker deposit		1,000
Commissions receivable		8,894
Deferred tax benefit		(426)
Prepaid expenses		7,170
(Decrease) increase in:		
Accounts payable and accrued expenses		1,937
Commissions payable		(8,003)
Income taxes payable		(7,357)
Deferred tax liability		(1,341)
Net cash and cash equivalents provided by (used in) operating activities		(2,835)
Cash flows from investing activities:		
Purchase of equipment		(430)
Sale of securities		0
Net cash and cash equivalents (used in) investing activities		(430)
Cash flows from financing activities:		0
Net increase (decrease) in cash and cash equivalents		(3,265)
Cash and cash equivalents at beginning of year		62,618
Cash and cash equivalents at end of year		$ 59,353
Supplemental disclosure of cash flow information:		
Cash paid for interest	$3,107	
Cash paid for taxes	$3,241	

The accompanying notes are an integral part of these financial statements.

Pacific Financial Associates, Inc.
Notes to Financial Statements
June 30, 2011

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pacific Financial Associates, Inc. (the "Company") was organized in the state of California on September 24, 1984. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC").

The Company provides investment-banking services in raising capital or acquiring or divesting operations to companies located in the United States of America.

Summary of Significant Accounting Policies

Basis of Presentation
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market fund accounts as cash equivalents.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

Provision for Income Taxes
The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards N. 740, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses of benefits are recognized as a result of the changes in the assets and liabilities is based on provisions of enacted federal and state tax laws.

Property and Equipment
Property and equipment are carried at cost. Depreciation is calculated on the accelerated methods over estimated economic lives of 5 to 7 years. Leasehold improvements are computed on a straight line method over 31.5 years.

Pacific Financial Associates, Inc.
Notes to Financial Statements
June 30, 2011

Recent Accounting Pronouncements
The Financial Accounting Standards Board ("FASB") implemented the FASB Accounting Standards Codification (Codification) effective July 1, 2009. The Codification has become the source of authoritative Generally Accepted Accounting Principles ("GAAP") recognized by FASB to be applied to nongovernmental entities. On the effective date of the Codification, the Codification superseded all then existing accounting and reporting standards. All other non-grand-fathered accounting literature not included in the FASB Codification has become non-authoritative. References to GAAP included in the FASB Codification are noted as Accounting Standards Codification ("ASC").

Following the effective date of the Codification, FASB will not release new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Contracts, but instead will issue Accounting Standards Updates. Updates will not be considered authoritative in their own right, but will serve only to update the Codification, provide background information about the guidance in the Codification, and provide the basis for the changes in the Codification.

For the year ending June 30, 2011, various accounting pronouncements or interpretations by the FASB were either newly issued or had effective implementation dates that would require their provisions to be related in the financial statement for the year then ended. The Company has reviewed the Statements of Financial Accounting Standards ("SFAS")/ASC topics for the year to determine relevance to the Company's operations.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 2: INCOME TAXES

The components of the income tax provision are as follows:

	Total
State tax expense (benefit)	$ 800
Federal tax expense (benefit)	(426)
Total income tax expense (benefit)	$ 374

Note 3: NOTE PAYABLE – STOCKHOLDER

A $30,000 loan from stockholder at 10%, per annum, with principal is due February 28, 2015. The entire $30,000 has been designated and approved by FINRA as a subordinated loan.

Note 4: RELATED PARTY TRANSACTIONS

The Company has a long term lease agreement with the sole stockholder. See Note 6.

Note 5: SALARY DEFERRAL PLAN

The Company has a salary deferral plan for the benefit of its employees called a SIMPLE IRA plan. Under a SIMPLE IRA plan, the employer makes contributions to traditional IRAs (SIMPLE IRAs) set up for each of its eligible employees. Each employee is always 100% vested in (or has ownership of) all money in his or her SIMPLE IRA. During the year ended June 30, 2011, the Company contributed $4,705 or 3% of salary.

Note 6: COMMITMENTS AND CONTINGENCIES

Commitments

The Company rents facilities under a non-cancellable triple net agreement expiring February 28, 2014 from a company owned by the sole stockholder of Pacific Financial Associates, Inc. The future minimum annual aggregate lease payments required under operating leases that have initial or remaining non cancelable lease terms in excess of one year are as follow:

2012	$ 84,000
2013	84,000
2014	56,000
	$ 224,000

Rental expense for the year was $84,000 for the fiscal year ended June 30, 2011.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000.

Note 7: NET CAPITAL REQUIREMETS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. Net capital and aggregate indebtedness change day to day, but on June 30, 2011, the Company had a net capital of $21,703, which was $16,703 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($37,596) to net capital was 1.52 to1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 8: SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end June 30, 2011 through August 3, 2011, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure

Pacific Financial Associates, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2011

Computation of net capital		
Total stockholder's equity		$ 47,775
Plus: Subordinated debt		30,000
Less: Non Allowable assets		
Commissions receivable	$ (39,437)	
Deferred tax benefit	(426)	
Prepaid expenses	(3,063)	
Equipment net	(13,092)	
Haircut - 2% on CD over 90 days	(54)	
Total adjustments		(56,072)
Net capital		21,703
Computation of net capital requirements		
Minimum net capital requirements		
6-2/3% of net aggregate indebtedness	$ 2,506	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		16,703
Ratio of aggregate indebtedness to net capital	1.52 :	1
Computation of aggregate indebtedness:		
Total liabilities	$ 37,596	

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$ 23,541
Audit adjustments:	
Accrued expenses	(1,838)
Net capital per audit	$ 21,703

See independent auditor's report.

Pacific Financial Associates, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2011

A computation of reserve requirements is not applicable to Pacific Financial Associates, Inc. as the Pacific Financial Associates, Inc. qualifies for exemption under Rule 15c3-3(k) (2) (ii)

See independent auditor's report.

Pacific Financial Associates, Inc.
Schedule III – Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of June 30, 2011

Information relating to possession or control requirements is not applicable to Pacific Financial Associates, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

See independent auditor's report.

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575

Report of Independent Accountant
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Financial Associates, Inc.
San Juan Capistrano, California

In planning and performing my audit of the financial statements Pacific Financial Associates, Inc. (the Company), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

Board of Directors
Pacific Financial Associates, Inc.
San Juan Capistrano, California

from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 3, 2011

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

PART III
SIPC Supplemental Report Pursuant to SEC Rule 17a-5(e)(4)

Board of Directors
Pacific Financial Associates, Inc.
San Juan Capistrano, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2011, which were agreed to by Pacific Financial Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Pacific Financial Associates, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Pacific Financial Associates, Inc.'s management is responsible for the Pacific Financial Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries to the register. No fees were due.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2011 noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers. Tested and agreed to adjustments.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers as noted in section 2 above noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences. No overpayments were made.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

Board of Directors
Pacific Financial Associates, Inc.
San Juan Capistrano, California

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elizabeth Tractenberg, CPA
Los Angeles, California
August 3, 2011